                                    UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON, D.C.  20549

                                     SCHEDULE 13D


                      UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. ____)*



                            Allied Waste Industries, Inc.
--------------------------------------------------------------------------------
                                   (Name of Issuer)


                       Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                            (Title of Class of Securities)


                                        019589
                                    --------------
                                    (CUSIP Number)

                                   John F. Hartigan
                               Morgan, Lewis & Bockius
                                801 South Grand Avenue
                            Los Angeles, California 90071
                                    (213) 612-2500
--------------------------------------------------------------------------------
               (Name, Address and Telephone Number of Person Authorized
                        to Receive Notices and Communications)


                                    April 15, 1997
--------------------------------------------------------------------------------
               (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                     SCHEDULE 13D

------------------------------              -----------------------------------
  CUSIP NO. 019589                             PAGE   2   OF   13   PAGES
           ----------                                ---      ----
------------------------------              -----------------------------------
--------------------------------------------------------------------------------
    1    NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Apollo Investment Fund III, L.P.
--------------------------------------------------------------------------------
    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)/X/
                                                                       (b)/ /

--------------------------------------------------------------------------------
    3    SEC USE ONLY

--------------------------------------------------------------------------------
    4    SOURCE OF FUNDS*

         OO
--------------------------------------------------------------------------------
    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)                                               / /

--------------------------------------------------------------------------------
    6    CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
NUMBER OF      7   SOLE VOTING POWER
SHARES
BENEFICIALLY            -0-
OWNED BY     -------------------------------------------------------------------
EACH           8   SHARED VOTING POWER
REPORTING
PERSON WITH             26,376,765
             -------------------------------------------------------------------
              9    SOLE DISPOSITIVE POWER

                        -0-
             -------------------------------------------------------------------
              10   SHARED DISPOSITIVE POWER

                        26,376,765
--------------------------------------------------------------------------------

    11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              26,376,765

--------------------------------------------------------------------------------
    12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                  / /

--------------------------------------------------------------------------------
    13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              34.4%
--------------------------------------------------------------------------------
    14   TYPE OF REPORTING PERSON*

         PN
--------------------------------------------------------------------------------

                        *SEE INSTRUCTIONS BEFORE FILLING OUT!
             INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
         (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                     SCHEDULE 13D

------------------------------              -----------------------------------
  CUSIP NO. 019589                             PAGE   3   OF   13   PAGES
           ----------                                ---      ----
------------------------------              -----------------------------------
--------------------------------------------------------------------------------
    1    NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Apollo Overseas Partners III, L.P.
--------------------------------------------------------------------------------
    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)/X/
                                                                       (b)/ /

--------------------------------------------------------------------------------
    3    SEC USE ONLY


--------------------------------------------------------------------------------
    4    SOURCE OF FUNDS*

         OO
--------------------------------------------------------------------------------
    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)                                               / /

--------------------------------------------------------------------------------
    6    CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
NUMBER OF          7    SOLE VOTING POWER
SHARES
BENEFICIALLY            -0-
OWNED BY     -------------------------------------------------------------------
EACH               8    SHARED VOTING POWER
REPORTING
PERSON WITH             26,376,765
             -------------------------------------------------------------------
              9    SOLE DISPOSITIVE POWER

                        -0-
             -------------------------------------------------------------------
              10   SHARED DISPOSITIVE POWER

                        26,376,765
--------------------------------------------------------------------------------
    11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              26,376,765
--------------------------------------------------------------------------------
    12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                  / /

--------------------------------------------------------------------------------
    13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              34.4%
--------------------------------------------------------------------------------
    14   TYPE OF REPORTING PERSON*

         PN
--------------------------------------------------------------------------------

                        *SEE INSTRUCTIONS BEFORE FILLING OUT!
             INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
         (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                     SCHEDULE 13D

------------------------------              -----------------------------------
  CUSIP NO. 019589                             PAGE   4   OF   13   PAGES
           ----------                                ---      ----
------------------------------              -----------------------------------
--------------------------------------------------------------------------------
    1    NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Apollo (U.K.) Partners III, L.P.
--------------------------------------------------------------------------------
    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)/X/
                                                                       (b)/ /

--------------------------------------------------------------------------------
    3    SEC USE ONLY


--------------------------------------------------------------------------------
    4    SOURCE OF FUNDS*

         OO
--------------------------------------------------------------------------------
    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)                                               / /

--------------------------------------------------------------------------------
    6    CITIZENSHIP OR PLACE OF ORGANIZATION

         United Kingdom
--------------------------------------------------------------------------------
NUMBER OF          7    SOLE VOTING POWER
SHARES
BENEFICIALLY            -0-
OWNED BY     -------------------------------------------------------------------
EACH               8    SHARED VOTING POWER
REPORTING
PERSON WITH             26,376,765
             -------------------------------------------------------------------
              9    SOLE DISPOSITIVE POWER

                        -0-
             -------------------------------------------------------------------
              10   SHARED DISPOSITIVE POWER

                        26,376,765
--------------------------------------------------------------------------------
    11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              26,376,765
--------------------------------------------------------------------------------
    12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                           / /

--------------------------------------------------------------------------------
    13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              34.4%
--------------------------------------------------------------------------------
    14   TYPE OF REPORTING PERSON*

         PN
--------------------------------------------------------------------------------

                        *SEE INSTRUCTIONS BEFORE FILLING OUT!
             INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
         (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                     SCHEDULE 13D

------------------------------              -----------------------------------
  CUSIP NO. 019589                             PAGE   5   OF   13   PAGES
           ----------                                ---      ----
------------------------------              -----------------------------------
--------------------------------------------------------------------------------
    1    NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Apollo Advisors II, L.P.
--------------------------------------------------------------------------------
    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)/X/
                                                                       (b)/ /

--------------------------------------------------------------------------------
    3    SEC USE ONLY

--------------------------------------------------------------------------------
    4    SOURCE OF FUNDS*

         AF
--------------------------------------------------------------------------------
    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)                                               / /

--------------------------------------------------------------------------------
    6    CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
NUMBER OF          7    SOLE VOTING POWER
SHARES
BENEFICIALLY            -0-
OWNED BY     -------------------------------------------------------------------
EACH               8    SHARED VOTING POWER
REPORTING
PERSON WITH             26,376,765
             -------------------------------------------------------------------
              9    SOLE DISPOSITIVE POWER

                        -0-
             -------------------------------------------------------------------
              10   SHARED DISPOSITIVE POWER

                        26,376,765
--------------------------------------------------------------------------------
    11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              26,376,765
--------------------------------------------------------------------------------
    12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                          / /

--------------------------------------------------------------------------------
    13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              34.4%
--------------------------------------------------------------------------------
    14   TYPE OF REPORTING PERSON*

         PN
--------------------------------------------------------------------------------

                        *SEE INSTRUCTIONS BEFORE FILLING OUT!
             INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
         (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

ITEM 1. SECURITY AND ISSUER

    This Statement relates to the common stock, par value $0.01 per share ("Common Stock"), of Allied Waste Industries, Inc., a Delaware corporation (the "Issuer"). The address of the principal executive office of the Issuer is 15880
N. Greenway-Hayden Loop, Suite 100, Scottsdale, Arizona 85260.

ITEM 2. IDENTITY AND BACKGROUND

(a)-(c) AND (f)

    This Statement is filed jointly by Apollo Investment Fund III, L.P., a Delaware limited partnership ("Fund III"), Apollo Overseas Partners III, L.P., a Delaware limited partnership ("Overseas Partners"), Apollo (U.K.) Partners III, L.P., a limited partnership organized under the laws of the United Kingdom ("U.K. Partners" and, together with Fund III and Overseas Partner, the "Apollo Purchasers") and Advisors (as defined below). The foregoing entities are hereinafter referred to collectively as the "Reporting Entities." The Reporting Entities are making this joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934 (the "Exchange Act"). In addition, certain information concerning the Blackstone Entities (as defined below) is included in this Schedule 13D because the Reporting Entities together with the Blackstone Entities may be deemed to constitute a "group" within the meaning of Section 13(d)(3). The Reporting Entities disclaim any pecuniary interest in the Blackstone Block (as defined below).

    Each of the Apollo Purchasers is principally engaged in the business of investment in securities. The principal office of each of the Apollo Purchasers is c/o Apollo Advisors II, L.P., Two Manhattanville Road, Purchase, New York 10577.

    Apollo Advisors II, L.P., a Delaware limited partnership ("Advisors"), is the managing general partner of each of the Apollo Purchasers. Advisors is principally engaged in the business of serving as managing general partner of the Apollo Purchasers.

    Apollo Capital Management II, Inc., a Delaware corporation ("Apollo Capital"), is the general partner of Apollo Advisors. Apollo Capital is principally engaged in the business of serving as general partner to Advisors.

    Apollo Management, L.P., a Delaware limited partnership ("Apollo Management"), serves as manager of the Apollo Purchasers and manages their day-to-day operations.

    AIF III Management, Inc., a Delaware corporation ("AIM"), is the general partner of Apollo Management. AIM is principally engaged in the business of serving as general partner to Apollo Management.

    The respective addresses of the principal office of Advisors, Apollo Capital, Apollo Management and AIM are c/o Apollo Advisors II, L.P., Two Manhattanville Road, Purchase, New York 10577.

    Apollo Fund Administration II LDC, a Cayman Islands LDC ("Administration"), is the administrative general partner of each of Overseas Partners and UK Partners. Administration is principally engaged in the business of serving as administrative general partner of Overseas Partners and UK Partners. The principal place of business of Administration is Apollo Fund Administration II LDC, c/o CIBC Bank and Trust Company (Cayman) Limited, Edward Street, Georgetown, Grand Cayman, Cayman Islands, British West Indies.

    Apollo Management (UK) Ltd., an English corporation ("Management UK"), is the resident general partner of UK Partners. Management UK is principally engaged in the business of serving as resident general partner of UK Partners. The address of the principal business of Management UK is Hill House, 1 Little New Street, London EC4A 3TR, England.

    Attached as Schedule I to this Statement is information concerning the Reporting Entities and other persons and entities as to which such information is required to be disclosed in response to Item 2 and General Instruction C to
Schedule 13D.

(d) AND (e)

    None of the Reporting Entities, Apollo Capital, Apollo Management, AIM, Administration, Management UK nor any of the persons or entities referred to in Schedule I has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

    Pursuant to a Stock Purchase Agreement, dated as of April 14, 1997 and delivered among the parties thereto on April 15, 1997 (the "TPG Agreement"), by and between the Apollo Purchasers, Blackstone Capital Partners II Merchant Banking Fund L.P., a Delaware limited partnership, Blackstone Offshore Capital Partners II L.P., a Cayman Islands limited partnership and Blackstone Family Investment Partnership II L.P., a Delaware limited partnership (collectively, the "Blackstone Entities" and, together with the Apollo Purchasers, "Purchasers"), and TPG Partners, L.P., a Delaware limited partnership and TPG Parallel I, L.P., a Delaware limited partnership (collectively, "TPG"), and subject to the terms and conditions therein, the Purchasers will acquire an aggregate of 11,776,765 shares of Common Stock of the Issuer from TPG (the "TPG Shares") for an aggregate purchase price of $111,879,267.50 (exclusive of related fees and expenses). The TPG Agreement provides that the closing is to occur following termination or expiration of applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"). At the closing, TPG is obligated to deliver to the Purchasers, among other things, the resignations of TPG's four director representatives from the Board of Directors of the Issuer (the "Board").

    Pursuant to a Securities Purchase Agreement, dated as of April 21, 1997
(the "Laidlaw Agreement" and, together with the TPG Agreement, the "Purchase Agreements"), by and between the Issuer, the Purchasers and Laidlaw, Inc., a Canadian corporation, and Laidlaw Transportation, Inc., a Delaware corporation (collectively, "Laidlaw"), and subject to the terms and conditions therein, the Purchasers will acquire an aggregate of 14,600,000 shares of Common Stock of the Issuer from Laidlaw (the "Laidlaw Shares" and, together with the TPG Shares, the "Shares") for an aggregate purchase price of $146,000,000 (exclusive of fees and expenses). In addition, the Laidlaw agreement provides for the Issuer's retirement of Laidlaw's interest in warrants of the Issuer and debt of certain subsidiaries of the Issuer ("Laidlaw Warrants and Debt"). The Laidlaw Agreement provides that the closing is to occur on the later of (i) the termination or expiration of applicable waiting periods under the HSR Act and (ii) the Issuer's consummation of the financing required for the retirement of the Laidlaw Warrants and Debt. At the closing, Laidlaw is obligated to deliver to the Purchasers, among other things, the resignations of Laidlaw's two director representatives from the Board.

    Pursuant to an Investment Agreement, dated as of April 14, 1997 and delivered among the parties thereto on April 15, 1997 (the "Investment Agreement"), by and among the Purchasers, the Apollo Purchasers agreed to purchase 65% of the Shares, or 17,144,897 shares of Common Stock (such percentage of the Shares is referred to herein as the "Apollo Block"), and pay 65% of the aggregate purchase price for the Shares, and the Blackstone Entities agreed to purchase 35% of the Shares, or 9,231,868 shares of Common Stock (such percentage of the Shares is referred to herein as the "Blackstone Block"), and pay 35% of the aggregate purchase price for the Shares. Under the Investment Agreement, the Apollo Purchasers may allocate their obligation to purchase the Apollo Block, and the ownership of shares received, among themselves in their sole discretion; the Blackstone Entities have similar allocation rights with respect to the Blackstone Block.

    The Apollo Purchasers plan to fund their purchase of the Apollo Block through capital contributions from their investors.

    All references to, and summaries of, the TPG Agreement, Laidlaw Agreement and the Investment Agreement in this Schedule 13D are qualified in their entirety by reference to such agreements, the full texts of which are filed as Exhibits 1, 2 and 3 hereto, respectively, and incorporated herein by this reference.

ITEM 4.  PURPOSE OF TRANSACTION

    The Apollo Purchasers have entered into the Purchase Agreements in order to acquire a significant equity interest in the Issuer and for general investment purposes. The Apollo Purchasers retain the right to change their investment intent, and, subject to the restrictions set forth in the Investment Agreement and the Shareholders Agreements (as defined below), to propose one or more possible transactions to the Issuer and/or other stockholders with the consent of the Issuer and/or the Blackstone Entities. In the event of a material change in the present plans of the Apollo Purchasers, the Reporting Entities will amend this Schedule 13D to reflect such change.

    The Purchasers and the Issuer have entered into a Shareholders Agreement, dated April 14, 1997 and delivered among the parties thereto on April 15, 1997 (the "TPG Shareholders Agreement"), relating to, among other things, (i) certain restrictions during the Standstill Period (as defined) on the Purchasers' (A) dispositions and acquisitions of voting securities of the Issuer, except in certain limited circumstances including the opportunity to obtain up to a maximum of 3,000,000 additional shares with the written consent of the two most senior executives of the Issuer, (B) making of any proposals for certain Reorganization Transactions (as defined) and (C) solicitation of shareholders for the approval of various shareholder proposals, (ii) the assignment of registration rights held by TPG to the Purchasers and (iii) corporate governance matters concerning the Issuer, including the requirement that the Issuer cause two Purchasers representatives, consisting of one designee of each of the Apollo Purchasers and the Blackstone Entities, to be elected to the Board.

    Pursuant to an Amended and Restated Shareholders Agreement, dated April 21, 1997 (the "Amended Shareholders Agreement"), the Purchasers and the Issuer have agreed to amend the TPG Shareholders Agreement, effective upon the Purchasers' acquisition of the Laidlaw Shares, to provide that (1) two additional designees of the Apollo Purchasers be elected to the Board, for a total of three designees of the Apollo Purchasers and one designee of the Blackstone Entities,
(2) during the Standstill Period, the Purchasers will not make Dispositions (as defined) of voting securities of the Issuer prior to the second anniversary of the effective date of the amendment, except in certain limited circumstances, and (3) during the Shareholder Designee Period (as defined), the Issuer support the election of the Purchasers' four designees to serve as directors on the Board, subject to a reduction in the number of such designees if the Purchasers decrease their ownership of the Shares by specified percentages. The Purchasers also have the right to include their director designees on a nominating committee, which will make recommendations with respect to the Unaffiliated Directors (as defined) who will be included in management's slate of nominees to the Board.

    The Purchasers and the Company have also entered into an Agreement, dated April 21, 1997 (the "Interim Agreement"), concerning certain governance matters and the suspension of the Purchasers' registration rights during the period prior to the Purchasers' acquisition of the Laidlaw Shares. The Interim Agreement also provides that the Issuer will not fill any of the vacancies created by the TPG and Laidlaw director resignations provided for in the Purchase Agreements other than in accordance with the TPG Shareholders Agreement and the Amended Shareholders Agreement.

    Pursuant to a Registration Rights Agreement, dated April 21, 1997 (the "Registration Rights Agreement"), between the Purchasers and the

Company, the Company granted to the Purchasers certain registration rights with respect to Common Stock owned by the Purchasers. Upon the Purchasers' acquisition of the Laidlaw Shares, the rights granted under the Registration Rights Agreement will supersede all other registration rights held by the Purchasers with respect to the Common Stock and are not exercisable until the second anniversary of such acquisition.

    All references to, and summaries of, the TPG Shareholders Agreement, Amended Shareholders Agreement, Interim Agreement and Registration Rights Agreement (collectively, the "Shareholders Agreements") in this Schedule 13D are qualified in their entirety by reference to such agreements, the full texts of which are filed as Exhibits 4, 5, 6 and 7 hereto, respectively, and incorporated herein by this reference.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a) AND (b)

    Fund III has the right to acquire 15,632,717 shares of Common Stock pursuant to the Purchase Agreements and the Investment Agreement, representing approximately 20.4% of the outstanding shares of Common Stock as of March 31, 1997 (the "Outstanding Shares"), and will have, upon such acquisition and subject to the Shareholders Agreements and the Investment Agreement, sole voting and sole dispositive power with respect to such shares.

    Overseas Partners has the right to acquire 934,397 shares of Common Stock pursuant to the Purchase Agreements and Investment Agreement, representing approximately 1.2% of the Outstanding Shares, and will have, upon such acquisition and subject to the Shareholders Agreements and the Investment Agreement, sole voting and sole dispositive power with respect to such shares.

    U.K. Partners has the right to acquire 577,783 shares of Common Stock pursuant to the Purchase Agreements and Investment Agreement, representing approximately 0.8% of the Outstanding Shares, and will have, upon such acquisition and subject to the Shareholders Agreements and the Investment Agreement, sole voting and sole dispositive power with respect to such shares.

    Each of Advisors and Apollo Capital may be deemed, pursuant to the attribution rules of Rule 13d-3 of the Exchange Act, to be the beneficial owner of 17,144,897 shares of Common Stock, representing approximately 22.4% of the Outstanding Shares, consisting of the Apollo Block. Each of Advisors and Apollo Capital disclaim beneficial ownership of such shares.

    By virtue of the Purchase Agreements, Investment Agreement and Shareholders Agreements, and pursuant to the attribution rules of Rules 13d-3 and 13d-5(b) of the Exchange Act, each of the Reporting Entities and each of the Blackstone Entities may be deemed to beneficially own 26,376,765 shares of Common Stock, representing 34.4% of the Outstanding Shares, constituting all of the Shares which the Purchasers collectively have a right to acquire under the Purchase

Agreements. The statements in this Schedule 13D shall not be construed as an admission that a Reporting Entity is the beneficial owner of any of the Shares other than those which such Reporting Entity has a right to acquire pursuant to the Purchase Agreements and the Investment Agreement. Further, each of the Reporting Entities disclaim any pecuniary interest in the shares of Common Stock held by the Blackstone Entities.

    In addition, by virtue of the Purchase Agreements, Investment Agreement and Shareholders Agreements, each of the Reporting Entities and each of the Blackstone Entities may be deemed to share voting and dispositive power with respect to the Shares. The Reporting Entities disclaim the existence of such shared power.

(C) The responses to Items 3 and 4 of this Schedule 13D are incorporated herein.

(D) Not applicable

(E) Not applicable

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

    The response to Items 3, 4 and 5 of this Schedule 13D are incorporated herein.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

    (1)  Stock Purchase Agreement, dated as of April 14, 1997

    (2)  Securities Purchase Agreement, dated as of April 21, 1997

    (3)  Investment Agreement, dated as of April 14, 1997

    (4)  Shareholders Agreement, dated as of April 14, 1997

    (5)  Amended and Restated Shareholders Agreement, dated as of April 21,
         1997

    (6)  Agreement, dated as of April 21, 1997

    (7)  Registration Rights Agreement, dated as of April 21, 1997

                                      SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct. In addition, by signing below, the undersigned agrees that this Schedule 13D may be filed jointly on behalf of each of Apollo Investment Fund III, L.P., Apollo Overseas Partners III, L.P., Apollo (U.K.) Partners III, L.P. and Apollo Advisors II, L.P.

Dated as of the 25th day of April, 1997.

APOLLO INVESTMENT FUND III, L.P.

    By:  Apollo Advisors II, L.P.,
         its General Partner

         By:  Apollo Capital Management II, Inc.,
              its General Partner

              By:  /s/ Michael D. Weiner
                   ------------------------------------------------------------
                   Name:     Michael D. Weiner
                   Title:    Vice President

APOLLO OVERSEAS PARTNERS III, L.P.

    By:  Apollo Advisors II, L.P.,
         its General Partner

         By:  Apollo Capital Management II, Inc.,
              its General Partner

              By:  /s/ Michael D. Weiner
                   ------------------------------------------------------------
                   Name:     Michael D. Weiner
                   Title:    Vice President

APOLLO (U.K.) PARTNERS III, L.P.

    By:  Apollo Advisors II, L.P.,
         its General Partner

         By:  Apollo Capital Management II, Inc.,
              its General Partner

              By:  /s/ Michael D. Weiner
                   ------------------------------------------------------------
                   Name:     Michael D. Weiner
                   Title:    Vice President


APOLLO ADVISORS II, L.P.

    By:  Apollo Capital Management II,
         its General Partner

         By:  /s/ Michael D. Weiner
              ------------------------------------------------------------
              Name:     Michael D. Weiner
              Title:    Vice President

                                      SCHEDULE I


    The following sets forth information with respect to the general partners, executive officers, directors and principal shareholders of Advisors, Apollo Capital, Apollo Management, AIM, Administration and Management UK. Capitalized terms used herein without definition have the meanings assigned thereto in the Schedule 13D to which this Schedule I relates. Except as otherwise indicated in this Schedule I or in the Schedule 13D to which this Schedule I relates, the principal business address of each person or entity set forth below is c/o Apollo Advisors II, L.P., Two Manhattanville Road, Purchase, New York 10577, and each such person or entity is a citizen of the United States of America.

    The principal business of Advisors is to provide advice regarding investments by, and serving as general partner to, the Apollo Purchasers, and the principal business of Apollo Capital is that of serving as general partner of Advisors. The principal business of Apollo Management is to serve as the manager of the Apollo Purchasers. The principal business of AIM is to serve as general partner to Apollo Management.

    The principal occupation of each of Messrs. Leon D. Black and John J. Hannan is to act as an executive officer and director of Apollo Capital and AIM. Messrs. Black and Hannan are also limited partners of Advisors and Apollo Management.

    Messrs. Black and Hannan are also founding principals of Apollo Advisors, L.P. ("Apollo Advisors"), Lion Advisors, L.P. ("Lion") and Apollo Real Estate Advisors, L.P. ("AREA"). The principal business of Apollo Advisors and Lion is to provide advice regarding investments in securities and the principal business of AREA is to provide advice regarding investments in real estate and real estate-related investments. The business address of each of Messrs. Black and Hannan is c/o Apollo Management, L.P., 1301 Avenue of the Americas, New York, New York 10019.

    Peter Henry Larder, Michael Francis Benedict Gillooly, Ian Thomas Patrick and Martin William Laidlaw, each of whom is a British citizen, serve as directors of Administration. Each of the above four individuals is principally employed by CIBC Bank and Trust Company (Cayman) Limited ("CIBC") in the following positions: Mr. Larder, Managing Director; Mr. Gillooly, Deputy Managing Director; Mr. Patrick, Manager-Accounting Services; and Mr. Laidlaw, Senior Fund Accountant. CIBC is a Cayman Islands corporation which is principally engaged in the provision of trust, banking and corporate administration services, the principal address of which is Edward Street, Grand Cayman, Cayman Islands, British West Indies. It provides accounting, administrative and other services to Administration pursuant to a contract. Mr. Leon D. Black is the beneficial owner of the stock of Administration.



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